Exhibit 99.1

NewGen Increases K25.ai Ownership to 10% in Closed Pre-A Round at US$100 Million Valuation with Total US$10 Million Invested

K25.ai to complete its US$10 million Pre-A at a US$100 million valuation and is now raising its Series A to accelerate product launch and regional expansion

NewGen’s expanded stake and exclusive Asia-Pacific agency rights deepen its strategic participation in K25.ai’s next phase of growth

BANGKOK, June 18, 2026 – NewGenIVF Group Limited (Nasdaq: NIVF) (“NewGen” or the “Company”), a technology-driven, diversified growth company, today announced that it has executed an agreement for a further US$4 million strategic investment in K25.ai. The transaction completes K25.ai’s US$10 million Pre-A round at a US$100 million valuation and, upon completion and satisfaction of the applicable closing conditions, is expected to increase NewGen’s aggregate ownership interest in K25.ai to 10%. With the Pre-A round now closed, K25.ai has commenced its Series A fundraising.

The investment follows NewGen’s initial US$2 million investment announced in May 2026 and its subsequent US$4 million investment announced on June 4, 2026. The completed US$10 million Pre-A provides K25.ai with strategic backing as it moves toward product launch, while the newly launched Series A is intended to support commercialization, applicable regulatory licensing and expansion across selected Asian markets.

K25.ai is an AI-native livestreaming and watch-to-predict information market platform purpose-built for Asia-Pacific. Positioned as “Twitch × Polymarket × ChatGPT,” K25.ai is developing a new category of interactive information markets that combines creator-led livestreaming, AI-assisted market creation and resolution, and real-time community participation.

NewGen believes the expanded investment provides early strategic exposure to a differentiated platform operating at the convergence of artificial intelligence, livestreaming and prediction-market infrastructure. The transaction reflects NewGen’s conviction in the long-term potential of AI-powered information markets and K25.ai’s ability to build a category-defining platform for Asia-Pacific, subject to execution, market conditions and applicable regulatory requirements.

Beyond its equity ownership, NewGen holds exclusive Asia-Pacific agency rights with K25.ai, creating an additional commercial pathway to support regional partnerships and distribution across permitted markets. Together, the expected 10% ownership position and agency relationship would provide NewGen with meaningful economic participation and strong strategic alignment with K25.ai’s regional growth.

Alfred Siu, Founder, Chairman and Chief Executive Officer of NewGen, commented, “Entering into this additional agreement to complete our aggregate US$10 million commitment to K25.ai and securing an expected 10% ownership position at the same US$100 million Pre-A valuation represents a compelling strategic milestone for NewGen. We believe K25.ai is building a highly differentiated platform at the intersection of AI, livestreaming and information markets. Together with our exclusive Asia-Pacific agency rights, this expanded investment positions NewGen to participate meaningfully in K25.ai’s product launch, commercialization and next phase of regional growth.”

Andy Cheung, Founder and Chief Executive Officer of K25.ai, commented, “The successful close of our US$10 million Pre-A at a US$100 million valuation marks a defining milestone for K25.ai and provides strong strategic validation for our vision of building Asia-Pacific’s next-generation AI-powered information market. With NewGen’s backing, our Pre-A is now complete and we have officially commenced our Series A fundraising. This next round is designed to accelerate product launch, advance applicable regulatory licensing in selected Asian markets, deepen our creator and strategic partner ecosystem, and position K25.ai for its next phase of regional growth.”

Further details regarding the Agreement and the proposed transaction will be included in a Form 6-K to be furnished to the U.S. Securities and Exchange Commission.

About K25.ai

K25.ai is an AI-native information market platform combining livestreaming, AI-assisted market creation and resolution, and interactive watch-to-predict experiences. Purpose-built for Asia-Pacific and positioned as “Twitch × Polymarket × ChatGPT,” K25.ai is developing a creator-led platform for sports, esports, entertainment and other permitted event categories. The platform is progressing toward product launch and pursuing applicable regulatory licensing in selected markets. K25.ai does not offer services in jurisdictions where such activities are restricted or prohibited. To learn more, visit www.k25.ai.

About NewGenIVF Group Limited

NewGenIVF Group Limited is a technology-forward, diversified growth company pursuing opportunities across real estate development, digital asset innovation and reproductive health solutions. The Company operates through NewGenProperty, focused on real estate development projects in Ras Al Khaimah, United Arab Emirates; NewGenDigital, focused on digital asset and decentralized-finance solutions; and NewGenSup, focused on health and longevity products and solutions. NewGenIVF’s legacy business includes IVF and assisted reproductive treatment services across Asia. To learn more, visit www.nivf.global. Information contained on, or accessible through, the Company’s website is not incorporated by reference into this press release.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "outlook," "would," "may," "potential," "aim," "seek," "project," "positions," "conviction," "intends," "designed to," and similar expressions, or their negatives, although not all forward-looking statements contain these identifying words. These statements include, among others, statements regarding the proposed investment in K25.ai, the expected completion of the transaction, NewGen’s anticipated ownership interest, K25.ai’s planned product launch, future financing initiatives, regulatory licensing efforts, regional expansion and growth prospects, and the expected strategic and commercial benefits of the relationship between NewGen and K25.ai. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied, including the risk that the transaction may not be completed on the anticipated terms or at all; the risk that closing conditions may not be satisfied, including the Company’s ability to fund its remaining payment obligations under the agreement; market, regulatory and financing conditions; K25.ai’s ability to develop and launch its platform, obtain applicable licenses and execute its growth strategy; and other risks described in NewGen’s filings with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. NewGen undertakes no obligation to update any forward-looking statement, except as required by law. This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities of NewGenIVF Group Limited, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts

NewGen Investor Relations Contact
ICR, LLC
Robin Yang
Phone: +1 (212) 537-3847
Email: NewgenivfIR@icrinc.com

K25.ai Media Contact
Email: media@k25.ai

K25.ai Investor Relations Contact
Email: ir@k25.ai